ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com

May 26, 2010	WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL

CLIENT/MATTER NUMBER 067920-0452

Via EDGAR and Facsimile

Mr. John Dana Brown

Ms. Susan Block

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-3561

Re:	Quad/Graphics, Inc.
Amendment No. 3 to
Registration Statement on Form S-4
Originally Filed on March 5, 2010
File No. 333-165259

Dear Mr. Brown and Ms. Block:

On behalf of our client, Quad/Graphics, Inc., a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated to the undersigned via a telephone call with Mr. Brown on May 25, 2010 with respect to the above-referenced filing (the “Registration Statement”).  The Company’s responses to Staff’s comments are also reflected in Amendment No. 4 (“Amendment No. 4”) to the Registration Statement which was filed today with the Commission via the EDGAR System.  A marked copy of the changed pages of Amendment No. 4, compared to Amendment No. 3 filed with the Commission on May 21, 2010, also has been sent to the Staff via facsimile.

In response to the Staff’s first comment, the Company has removed from the Registration Statement the former reference contained on pages 64-65 to a potential adjournment of the World Color Press special meeting “to allow additional time for obtaining additional proxies or votes” if a quorum was not present.  Based on the foregoing, the World Color Press proxy cards have not been modified to include as a separate voting item this now former potential adjournment matter.

In response to the Staff’s final comment, the Company, as requested, has added the word “preliminary” to the form of proxy cards filed as exhibit 99.1 with Amendment No. 4, as well as to the exhibit index in Amendment No. 4.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

In addition to responding to the foregoing comments, Amendment No. 4 includes the final dates that were previously left blank in the Registration Statement.

*               *               *               *

The Company has also filed today with the Commission via the EDGAR System, and sent to the Staff via facsimile, an acceleration request with respect to the Registration Statement.  As indicated in the acceleration request, it is respectfully requested that the Registration Statement be declared effective at 3:00 pm., Eastern Time, on May 27, 2010, or as soon as is practicable thereafter.  As requested, the letter requesting acceleration also contains the Company’s acknowledgements that:

•                                          Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*               *               *               *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5668 or Joshua A. Agen at (414) 297-5535.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

Enclosure

cc:	Theresa Messinese
Lyn Shenk
U.S. Securities and Exchange Commission
Quad/Graphics and World Color Press S-4 Working Group
(all with enclosure)